

August 3, 2012

Via Email
James Kirsch
Chief Executive Officer
Professional Diversity Network, LLC
150 North Wacker Drive, Suite 2360
Chicago, IL 60606

Re: Professional Diversity Network, LLC
Amendment No. 2 to Registration Statement on Form S-1
Filed July 23, 2012
File No. 333-181594

Dear Mr. Kirsch:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 29, 2012.

Prospectus Cover Page

1.   We note that you have deleted the disclosure on the prospectus cover page regarding the issuance of the warrant to the underwriter to purchase up to 5% of the shares being offered by the prospectus. This appears to be material information regarding the total number of shares of common stock being offered that should be presented on the cover page. Please revise to include this information or tell us why you believe that this disclosure is not material.

2.   We note your response to prior comment 6 that you currently do not know whether you will be a "controlled company" as defined by Nasdaq Rule 5615(a) following the offering since your offering price has not been determined and you do not know the number of shares of common stock you will be offering. Once you determine your offering price and the number of shares being offered, please revise your disclosure on the prospectus cover page and prospectus summary that states that you <u>may</u> be deemed a controlled company to indicate whether you <u>will</u> be deemed a controlled company as defined by Nasdaq rules.

Prospectus Summary

3. We note your response to prior comment 5 that you intend to organize into a Delaware corporation "substantially simultaneously with the effectiveness of the registration statement" but it is unclear whether you intend to rely on Rule 414 of the Securities Act. Please clarify whether the reorganization will occur before the effectiveness of the registration statement and tell us where you have provided disclosure in the registration statement that the Delaware corporation will succeed to the obligations of the LLC. Also, disclose as a related party transaction the binding agreement that you intend to enter into prior to the effectiveness of the registration statement that provides that the members of the LLC will contribute 100% of their membership interests of the LLC to the newly formed corporation.

Summary Financial Data, page 12

4. Please further revise your balance sheet data table on page 13 to include a description of the pro forma column you added in response to our prior comment 7, similar to the description noted on page 30.

Use of Proceeds, page 29

5. We note your revised disclosure on page 29 that from time to time, you may meet with and identify acquisition targets but that you currently have no agreements or commitments with respect to material acquisitions or investments in other companies. Please tell us, with a view toward disclosure, whether the company has any plans which have not yet been formalized or identified any acquisition targets. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 34

6. We note your revised disclosures on page 34 in response to our prior comment 9. However, we also note that you removed the disclosures regarding the terms of the current Monster agreement, which included a discussion of the current fee structure and your ability to consistently meet the minimum threshold requirements set forth in the agreement. Please revise to include the information on your existing contract in addition to the added disclosures on negotiating its renewal or tell us why you believe this information is not relevant to investors.

Liquidity and Capital Resources, page 42

7.   We note your response to our prior comment 12 and your additional disclosure on page 42. Please explain to us why the average days to pay for your two significant customers of 58 and 78 is significantly less than the days sales outstanding of 105 days for fiscal 2011 and 92 days for the three months ended March 31, 2012. Further, it does not appear that disclosing the average days to pay provides investors with an understanding as to why your accounts receivable balance and your days sales outstanding are so high relative to your payment terms with those customers that comprise 94% of your revenue for 2011. Please further revise your disclosures to incorporate such information.

Certain Relationship and Related Party Transactions

Agreements with Directors and Executive Officers, page 68

8.   We note your revised disclosure in response to prior comment 13 regarding the investment agreement that provides Mr. Kirsch with additional compensation payments equal to 30% of the principal payments made by the company under the promissory notes payable to Ferdinando Ladurini. Please disclose as you do in the response letter that no further payments to Mr. Kirsch would be required after the outstanding notes convert into equity in connection with the initial public offering. Similar revisions should be made to your disclosures in Note 8 to the financial statements.

Underwriting and Plan of Distribution

IPO Customer Stock Ownership Plan, page 80

9.   Please revise to clarify in this section and in the prospectus summary that you will be offering shares of common stock under the Customer Stock Ownership Plan through a separate prospectus and that this prospectus does not relate to the CSOP offering.

Financial Statements

Note 7. Notes Payable to Members, page F-13

10.   We note from your response to our prior comment 16 that you will provide disclosure regarding an estimate of the conversion price when you and the underwriters are able to estimate a price range of your initial public offering. We further note that these promissory notes are currently non-convertible; however, you have an understanding with the founding members that the notes will be exchanged for shares of your common stock at a price per share equal to the offering price. It appears that the terms of this current "understanding" are significant to the financial statements and therefore should be disclosed in the next amendment, even if the estimated price range of the initial public offering is not yet known. Please revise to include such disclosures.

Exhibits

11.   We note that you have not filed the insertion order with the Apollo Group entered into on June 11, 2012 that provides for payment to the company beginning in July 2012 based upon the number of persons the company refers to the University of Phoenix. It appears that this insertion order modifies your material agreement with the Apollo Group and should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

You may contact Melissa Kindelan at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Staff Attorney, at (202)551-3453 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Mark P. Shuman for

Barbara C. Jacobs
Assistant Director

cc: Via Email
    Brian Lee, Esq.
    SNR Denton US LLP